CATACA RESOURCES, INC.
782 Ayala Avenue
Makati City, Philippines, 2130
Telephone: (63) 917-234-0098

February 11, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	Cataca Resources, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-190255
Filed July 30, 2013

We write in response to your letter to the Company dated August 16, 2013 regarding the Company's Registration Statement on Form S-1. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.	Comment: Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

Disclose that you are an emerging growth company;

Describe how and when a company may lose emerging growth company status;

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: We have revised the prospectus as requested.

2.

Comment: Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We have not published or distributed any such written materials or research reports, either directly or through a third party.

3.

Comment: We note your cover page disclosure that the selling shareholders "may be deemed" underwriters within the meaning of Section 2(a)(11) of the Securities Act. We also note your disclosure on the cover page and pages 7 and 18 that the selling shareholders are underwriters with respect to the securities sold in the offering. Please reconcile such disclosure. See Item 501(b)(8) of Regulation S-K. Note that under Rule 415(a)(4) of the Securities Act, a registration statement relating to an "at the market offering" on behalf of the company may only be made if the company is eligible to use Form S-3. Because the company is not eligible to use Form S-3, any offering by underwriters on behalf of the company must be made at a fixed price for the duration of the offering. Please revise your disclosure accordingly.

Response: We have revised the prospectus as requested.

Prospectus Cover Page

4.	Comment: Please revise to state that your selling shareholders will use their best efforts to sell the securities which are being offered. See Item 501(b)(8)(ii) of Regulation S-K.

Response: We have revised the prospectus as requested.

5.	Comment: Please disclose the duration of the offering on the prospectus front cover page as required by Item 501(b)(8)(iii) of Regulation S-K.

Response: We have revised the prospectus as requested.

Exchange Rate Information, page 8

6.

Comment: We note your disclosure that the exchange rate for the purposes of your prospectus is $1 equates to PHP 40.66. This appears inconsistent with the exchange rate used in your Budget section on page 33. Please revise for consistency. Also, please disclose the date of the exchange rate used throughout the prospectus.

Response: We have revised the prospectus as requested.

Risk Factors, page 9

"Our independent auditors have expressed substantial doubt about our ability to continue as a going concern," page 9

7.

Comment: We note your disclosure that you incurred a net loss of $739 for the period from July 19, 2010 through December, 2012. However, according to your financial statements, you incurred a $739 net loss between December 11, 2012 and December 31, 2012. Please revise for consistency within this risk factor and throughout your prospectus. In addition, please update to reflect the most recent interim financial statements.

Response: We have revised and updated the prospectus as requested.

"Our executive officers have other business interests which may limit... ," page 10

8.

Comment: Please clarify which of your executive officers will devote only 40 hours to the business. Revise this risk factor and the one immediately following this one for consistency with your disclosure on page 54 that states that Mr. Barrios will devote his full time attention to the operations of the company. Similarly, reconcile the amount of time Mr. Ramos will devote to the company as stated in this risk factor with the disclosure on page 54. In addition, please revise this risk factor to specify the relationships with other companies that may result in conflicts of interest.

Response: We have revised the prospectus as requested.

"We must attract and maintain key personnel or our business will fail." page 10

9.

Comment: We note your disclosure on page 48 that you intend to rely upon the skill of your current executive officer and you do not intend to hire any employees at this time. Please delete this risk factor or revise it so that it is relevant to your operations.

Response: We have deleted this risk factor.

"As our property is in the exploration and development stage, there can be no assurance…" page 12

10.	Comment: Please revise to define "commercial discovery" so an individual who is not familiar with your industry can understand what your mean.

Response: We have revised the prospectus as requested.

Selling Security Holders, page 16

11.

Comment: We note your disclosure on pages 17 and 23 that you have relied upon a Regulation S exemption for the sales to Mr. Barrios and Mr. Ramos. We also note your disclosure on page 63 which states you relied upon a Section 4(2) exemption for the sales. Please revise for consistency throughout your document.

Response: We have revised our disclosure as requested.

Item 18. Plan of Distribution,. page 18

12.	Comment: Please explain the references to selling shareholders electing to sell their common stock in accordance with Rule 144. We note the disclosure on page 40 regarding the applicability of Rule 144 to shell companies. In addition, we note the volume limitations for affiliates, as discussed on page 40.

Response: We have removed the references regarding the sale of stock under Rule 144 by the Selling Shareholders. This is disclosure was incorrect.

Item 11 — Information with Respect to Our Company Description of Business, page 23

13.

Comment: Please remove the statement on page 23 that "we have only recently begun operations," as you are currently an exploration stage company with no operations to date. Similarly, revise disclosure elsewhere in the prospectus

Response: We have revised our registration statement as requested.

Gold Prices, page 24

14.

Comment: We note your disclosure on page 24 that gold prices have risen steadily over the last few years. Given the recent decline in gold prices, to provide appropriate balance to your disclosure, please revise your statement to also describe the current market for gold. Please provide the price of gold as of the most recent practicable date. Given that the company was formed to take advantage of mining opportunities while gold prices are strong, consider including risk factor disclosure which highlights the recent decline in gold prices and the potential effects, if any, on your operations.

Response: We have revised the registration statement as requested.

Regulation of Mining Activity – Republic of Philippines Mining Laws, page 24

15.

Comment: Please revise this section to describe, with specificity, the mining laws with govern your activities and how these laws may restrict your planned exploration activities. Also state whether any government approval is required for your planned activities. For example, we note your disclosure on page 27 which states that you must abide by the Environmental and Safety requirements set forth by the Department of Environment and Natural Resources. See Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Response: We have revised the registration statement as requested.

Description of Property page 27

16.

Comment: Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

Response: We have revised the registration statement as requested.

17.

We note your disclosure in this section referring to ounces mined on properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Response: We have revised the registration statement as requested.

18.

Comment: Please disclose the timeframe associated with each phase of your exploration plan. Please also discuss the impact a lack of funding will have upon your proposed timing of the exploration plan.

Response: We have revised the registration statement as requested.

Financial Statements, page 42

19.	Comment: Please update and include the financial statements for the unaudited interim period as of June 30, 2013. See Rule 8-08(b) of Regulation S-X.

Response: We have revised the registration statement to include the financial statements for the period ended September, 30, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

20.

Comment: We note your listed expenses which you anticipate you will incur over the next 12 months on page 47. Please revise this section to add a detailed plan of operations which describes specific milestones and the expenses will be incurred in pursuit of those milestones over the next 3 months, 6 months, 9 months and 12 months. Your revisions should clarify the priority in which you will seek to accomplish each milestone. To the extent you will need to raise capital in order to meet any of your milestones, please add details which describe how you intend to raise the funds and the impact a lack of funding would have upon your proposed plan of operations.

Response: We have revised the registration statement as requested.

21.	Comment: Please reconcile the working capital as of December 31, 2012 as stated on page 47 with the financial statements.

Response: We have revised the registration statement as requested.

Liquidity and Capital Resources, page 48

22.

Comment: Please revise this section to further describe the loan facility with Mr. Barrios. Disclose the terms of the facility and how much Mr. Barrios has agreed to provide. Also please file a written description of the loan facility agreement with Mr. Barrios. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.govidivisions/corpfiniguidance/regs-kinterp.htm. Disclose whether this loan facility is a binding obligation of Mr. Barrios.

Response: We have revised the registration statement as requested.

23.

Comment: We note various expenses mentioned throughout your prospectus including the license renewal fee mentioned on page 28 and the expenses associated with this offering. Please clarify where these expenses are included within the table on page 48 or advise.

Response: We have annotated the table to identify the included offering expenses.

24.

Comment: Please disclose the cash balance as of the most recent practicable date. We note that as of March 31, 2013 there was sufficient cash to fund the explorations program. Please discuss the priority of your plan of operations expenses given the current funds.

Response: We have revised the registration statement as requested.

Results of Operations, page 49

25.

Comment: Please tell us how you recorded the expenses associated with the engagement of your professional geologist including whether those expenses were incurred prior to or after the covered periods the fiscal year end. We note your geologist's report is dated December 15, 2012. Alternatively, revise to list those expenses within this section.

Response: Expenses associated with the engagement of our geologist constituted our only expenses during the period from inception December 31, 2012. We have revised the registration statement accordingly.

Directors, Executive Officers, page 53

26.	Comment: Please reconcile the statement on page 53 that you currently have two directors with the disclosure in this section, which only indicates one director.

Response: We have revised the registration statement as requested.

27.

Comment: For Mr. Barrios please briefly discuss the specific experience, qualifications, attributes or skills which led to the conclusions that these individuals should serve as directors. Please ensure your response is consistent with your disclosure on page 48 which states that your two executive officers have extensive experience in geology. See Item 401(e) of Regulation S-K.

Response: We have revised the registration statement as requested.

28.	Comment: Please revise to clarify for Messrs. Barrios and Ramos, the principal occupations and employment, including the dates each position was held, for the last five years.

Response: We have revised the registration statement as requested.

Security Ownership of Beneficial Owners and Management, page 58

29.	Comment: Please revise your table on page 58 so that the information within the table is aligned with its proper heading.

Response: We have revised the registration statement as requested.

Undertakings, page 65

30.	Comment: Please revise to include the entirety of the undertaking required by Item 51 2(a)(5) of Regulation S-K.

Response: We have revised the registration statement as requested.

Signatures

31.

Comment: Please revise to include the signatures of the chief executive officer, principal financial officer, and the controller or principal financial officer. See the Instructions to the Signatures to Form S-1.

Response: We have revised the registration statement as requested.

Exhibits

32.

Comment: Please refile exhibits 3.1, 3.2, 3.3, 5.1, 10.1, 23.3 and 99.2 in proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response:

Exhibit 5.1

33.	Comment: To avoid confusion, please have counsel revise the legality option to state the correct filing date of the registration statement, or remove the reference to the date.

Response: We have revised the registration statement as requested.

Exhibit 23.1

34.	Please ensure the amendment to your next registration statement includes a currently dated and signed consent from your independent registered public accounting firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Per: /s/Edward Barrios
       Edward Barrios, President